Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 13, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Amendment No. 3 to Form S-11
Filed May 27, 2011
File No. 333-172205

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 9, 2011 (the “Comment Letter”), with respect to Amendment No. 3 to the Registration Statement on Form S-11 filed by the Company with the Commission on May 27, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter  have the meanings given to such terms in Amendment No. 4.

General

1.
Please provide a detailed legal analysis as to how your proposed offering complies with Regulation M in the context of the proposed deal structure and with respect to each of the current representations – the use of call options, price stabilization, and short positions.

In response to the Staff’s comment, Ladenburg Thalmann & Co. Inc. (“Ladenburg”), one of the Company’s dealer-managers, plans to undertake traditional stabilization activities in connection with the Company’s offering (the “IPO”), which are well within the long-accepted scope of activities permitted under Regulation M, and does not plan to undertake activities that are outside the scope of accepted stabilization practices.  While the registration statement refers to the use of a  call option (the “Call Option”) by Ladenburg, the reference is akin to a traditional over allotment option, comparable to that typically employed in connection with a firm commitment underwriting, and well within the scope of Regulation M.  Aside from this reference, there will be no use of call options by Ladenburg.  Other than the over allotment available to Ladenburg, which as noted below will permit Ladenburg to sell shares up to 15% in excess of the initial offering amount in connection with its traditional stabilization activities, there will be no additional short sales or short selling activity.

Stabilization activities are governed by Rule 104, and not by Rules 102 or 103.  Rule 102 of Regulation M is inapplicable to the Company’s proposed offering, since under Rule 102(a) it is intended to cover bids, purchases and related activity in connection with distributions of securities “effected by or on behalf” of an issuer or selling securityholder.  Ladenburg’s actions to stabilize the price of the Company’s common stock following the trading of the common stock in the proposed offering are not distributions effected “by or on behalf of an issuer” but rather stabilization governed by Rule 104.

Rule 103 of Regulation M is inapplicable to the Company’s proposed offering as Rule 103(a) states that Rule 103 “shall not apply to any security for which a stabilizing bid subject to Rule 104 is in effect, or during any at-the-market offering or best efforts offering.”  The dealer managers are arranging for sale of the Company’s common stock in the proposed offering on a reasonable best efforts basis.

Rule 104 of Regulation M contains the rules on stabilizing activities in connection with distribution in an offering.  Rule 100 of Regulation M defines the term “stabilizing” as “the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security.”  Rule 104 provides that “[i]t shall be unlawful for any person, directly or indirectly, to stabilize, to effect any syndicate covering transaction, or to impose a penalty bid, in connection with an offering of any security, in contravention of the provisions of this section.  No stabilizing shall be effected at a price that the person stabilizing knows or has reason to know is in contravention of this section, or is the result of activity that is fraudulent, manipulative, or deceptive under the securities laws, or any rule or regulation thereunder.”  Rule 104 also provides, as its purpose, that “stabilizing is prohibited except for the purpose of preventing or retarding a decline in the market price of a security.”

Neither Rule 104 nor any other rule or regulation of the Commission expressly prohibits stabilization in connection with best efforts offerings.  Rule 104 prohibits stabilization only in connection with at-the-market offerings, which have floating offering prices, unlike the fixed offering price in the IPO.  As noted above, Rule 103 expressly refers to stabilization activities in connection with best efforts offerings, and acknowledges their acceptability under the rule.  Moreover, the 1996 proposing release on Regulation M includes a question from the Commission on whether Rule 104 should cover “best efforts” offerings in addition to at-the-market offerings under the rules as proposed.  In particular, the release stated:

“Q57. In addition to “at the market” offerings, are there other categories of offerings (e.g., best efforts) or securities (e.g., penny stocks) for which stabilizing is not appropriate? Should issuers be permitted to stabilize and, if so, under what circumstances?”

The Commission answered that question in the negative as the final rules expressly only carve out at-the-market offerings.  Additionally, in adopting Regulation M, the Commission determined that fixed price offerings, whether firm commitment or best efforts, did not raise concerns of market manipulation and, as a result, were permissible under Regulation M.  In further support of this view, Charles J. Johnson, Jr. and Joseph McLaughlin in their treatise “Corporate Finance and the Securities Laws (p. 4-55) (4th ed. 2006)” state that "A person may not effect any stabilizing transaction to facilitate an offering ‘at the market,’ that is, an offering at other than a fixed price.”  And they continue, “[o]n the other hand, there is no prohibition against stabilizing a best efforts offering."

The Company will offer a minimum of 5,400,000 and a maximum of 8,800,00 shares of common stock at $12.50 per share (subject to discounts under limited circumstances).  The dealer managers, including Ladenburg, will use their reasonable best efforts to arrange for the sale of all shares of the common stock offered in the IPO.  Reasonable best efforts means that that the dealer managers must use their good faith efforts and reasonable diligence to sell shares of the common stock but are not otherwise obligated to purchase any specific number or dollar amount of such shares.  Based on the purpose and history of Regulation M, it is clear and beyond question that a fixed price, best efforts offering falls within the scope of Regulation M.

The Company has granted Ladenburg the Call Option – which is in substance the same as a traditional over allotment option – to purchase from the Company additional shares of common stock, for the purpose of executing stabilizing transactions in the common stock following the closing of the IPO in an amount up to 15% of the number of shares of common stock sold in the IPO.  The Call Option equates to 810,000 shares assuming the minimum number of shares of common stock in the IPO are sold and 1,320,000 shares assuming the maximum number of shares of common stock in the IPO are sold.  Shares of common stock sold pursuant to the Call Option will be at the IPO price, less the selling commission and dealer manager fees, and must be purchased within 45 days after the closing of the IPO.

In a direct analogy to an underwriter in a firm commitment underwritten public offering, one responsibility of the dealer managers in the IPO, if the offering is to be successful, is to help ensure that once the shares begin to publicly trade, they do not trade below the offering price.  In this regard, we note that prior to the closing of the IPO, at which point the shares will be listed and traded on The NASDAQ Capital Market, there will not have been a public market for the shares.  When a public offering trades below its offering price, this creates the perception of an unstable or undesirable offering, which can lead to further selling and hesitant buying of the shares, further depressing the stock price.  To manage this possible situation, Ladenburg, in the same manner that underwriters/book-running managers operate in a firm commitment underwritten public offering, would, if necessary, initially oversell the offering by up to an additional 15% of the amount of shares sold in the IPO.  The Dealer Manager Agreement (as defined below) contains standard language on assessments of penalty bids.

If the IPO is successful and in strong demand such that the price of the common stock immediately trades up and stays above the offering price, then Ladenburg would have oversold the IPO by a certain number of shares and would now technically find itself short that same number of shares.  If it were to go into the open market to cover this overall short position, Ladenburg would be purchasing those shares at a higher price than it sold them at, and would incur a loss on the transaction. By granting Ladenburg the Call Option, the Company grants Ladenburg the option to acquire from the Company up to 15% more shares than sold in the IPO at the offering price, less commissions and dealer manager fees.  To the extent Ladenburg is able to purchase all of its oversold shares at or below the offering price in the open market, it would not need to exercise any of the Call Option.  Thus, the exercise and use of the Call Option will work exactly in the same manner as over allotment options are used and exercised in firm commitment underwritten public offerings, which are commonly utilized by underwriters in the context of public offerings.

Rule 104 regulates the prices at which stabilizing bids may be placed.  A stabilizing bid may not exceed the lower of the offering price of the security or the current highest stabilizing bid in the principal market.  When a stabilization bid is placed, it must be disclosed; the specialist or over-the-counter dealers with whom the bid is placed must be told that the bid is a stabilizing bid.  Rule 104 also provides that priority must be given to non-stabilizing bids “to the extent permitted or required by the market where stabilizing occurs,” regardless of the size of the independent bid.  No person or group stabilizing the price of a security may maintain more than one stabilizing bid in any one market at the same price at the same time.  Ladenburg’s stabilization methods and procedures comply with the foregoing requirements outlined in Rule 104.

In addition to the foregoing, under the terms of the Dealer Manager Agreement to be entered into among the Company, Realty Capital Securities, LLC and Ladenburg (the “Dealer Manager Agreement”), Ladenburg will covenant and represent that it will comply with Regulation M in connection with its exercise of the Call Option.  Specifically, Section 2(e) of the Dealer Manager Agreement provides:

“COMPLIANCE WITH REGULATION M.  Such Dealer Manager has, and during the term of this Agreement will, comply with the provisions of Regulation M under the Exchange Act applicable to the Offering, as interpreted by the Commission and after giving effect to any applicable exemptions.”

Further, Section 3(a) of the Dealer Manager Agreement provides that the Call Option “may be exercised…only for the purpose of executing stabilizing transactions in accordance with Regulation M under the Exchange Act and other applicable laws….”  The prospectus includes parallel disclosure providing that Ladenburg’s Call Option is only to be used for the purpose of executing stabilizing transactions in Company common stock following the closing of the IPO in accordance with Regulation M.

Accordingly, the Company respectfully submits that the proposed offering complies with Regulation M and, specifically, the use of the Call Option by Ladenburg in conjunction with short positions and penalty bids to stabilize the price of the Company’s common stock following the trading of the Company’s common stock in the IPO complies with the terms of Regulation M.

Prospectus Summary, page 1

Our Manager and ARC, page 3

2.
We note your response to comment 5 of our letter dated May 23, 2011.  We reissue our comment.  Please revise your disclosure to disclose any adverse experiences of your sponsor and its affiliates.  For example, please add disclosure regarding the adverse experience of American Financial Realty Trust in 2006.  Additionally, please advise whether any of the other programs have experienced any adverse business developments and revise your disclosure, as appropriate.

We advise the Staff that the prospectus summary has been revised to disclose the adverse experiences of the Company’s sponsor and its affiliates, including the adverse experiences of American Financial Realty Trust in 2006.

Dilution, page 64

3.
We note your revisions to the footnotes to your dilution table.  Please tell us how you determined that the adjustment for ‘Less:  accumulated depreciation and amortization’ at footnotes 2, 5, and 6 is the same amount as total ‘accumulated depreciation and amortization’ as this amount appears to include accumulated amortization for intangible assets.  Please advise or revise.

We advise the Staff that the table and footnotes have been revised to exclude amortization of intangible assets.

4.	Please tell us how you determined that the adjustment for ‘Cash and cash equivalents’ at footnotes 5 and 6 are $1.5 million and $40.3 million, respectively. Please advise or revise.

We advise the Staff that the table and footnotes have been revised to include the correct amount of cash and cash equivalents.

Distribution Policy, page 3

5.
We note your response to comment 7 of our letter dated May 23, 2011.  We reissue our comment.  Please add a risk factor that specifically addresses the shortfall of estimated cash available for distribution in the summary and risk factor sections of the prospectus.

We advise the Staff that a risk factor has been added on page 47 of the prospectus, and a summary risk factor on page 13 of the prospectus, addressing the risks associated with the shortfall of estimated cash available for distribution if more than the minimum offering is raised.

6.	Please clarify whether the manager will waive its management fee as noted in footnote 1 or whether the management fee will be deferred as noted in footnote 3.

We advise the Staff that footnote 3 has been revised to conform to footnote 1, i.e., to provide that the asset management fee will be waived in this instance.

7.
We note your response to comment 8 of our letter dated May 23, 2011.  Please quantify how you arrived at the estimates you have added back that are explained in footnotes 1 and 2.  Please include this disclosure in the footnotes.

We advise the Staff that footnotes 1 and 2 have been revised to quantify how the Company arrived at the estimates added back that are explained in footnotes 1 and 2.

Selected Financial Data, page 69

8.	It does not appear that certain amounts in ‘Cash’ and ‘Additional paid in capital’ agree to your pro forma balance sheets, Please advise or revise.

We advise the Staff that the selected financial data in the prospectus has been revised to conform to the pro forma balance sheets.

Pro Forma Consolidated Balance Sheets as of December 31, 2010, page F-80

9.
We note your revision to footnote 6 and the related amount on page F-80.  It does not appear that the amounts in your footnote 6 support the amount you have presented on page F-80.  Please revise or advise.

We advise the Staff that footnote 6 has been revised to conform to the related amount presented on page F-80.

Pro Forma Consolidated Statements of Operations for the Three Months ended March 31, 2011, page F-84

10.	Please revise your filing to disclose the source of the amounts in the ‘ARC Income Properties, LLC and ‘ARC Income Properties III, LLC’ columns.

We advise the Staff that footnotes have been added to the pro forma statements of operations to disclose the sources of the amounts for ARC Income Properties, LLC and ARC Income Properties III, LLC.

11.	It appears that you inadvertently omitted an adjustment for ‘Depreciation and amortization’ in the ‘Pro Forma Adjustments (Minimum)’ column. Please revise or advise.

We advise the Staff that the depreciation and amortization adjustment has been corrected.

12.	Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was appropriate to include a non-GAAP measure on the pro forma Statements of Operations.

We advise the Staff that the pro forma statements of operations have been revised to remove the non-GAAP measure.

RBS Citizens, N.A. and Citizens Bank of Pennsylvania, page F-91

13.	We note your response to our prior comment nine. Please revise your filing in response to the June 2, 2011 letter from the Division of Corporate Finance, Chief Accountant’s Office.

We advise the Staff that the financial statements of RBS Citizens, N.A. and Citizens Bank of Pennsylvania have been revised to conform to the format requested by the Division of Corporate Finance, Chief Accountant’s Office in its June 2, 2011 letter.

Exhibits

14.	We note your response to comment 10 of our letter dated May 23, 2011. We will continue to monitor for your response to comment 44 of our letter dated April 14, 2011.

We acknowledge that the Staff will monitor for the Company’s response to comment 44 of the letter dated April 14, 2011.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.